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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 March 14, 2000


                             ASM INTERNATIONAL N.V.
                 (Translation of registrant's name into English)


                               JAN VAN EYCKLAAN 10
                                3723 BC BILTHOVEN
                                 THE NETHERLANDS
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F  X    Form 40-F
                                   ---             ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes       No  X
                                   ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.]
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DESCRIPTION OF SHARE CAPITAL

         Set forth below is a summary of some relevant provisions of our Articles of Association and Netherlands law. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Association, an English translation of which is attached to our Form 6-K filed with the Securities and Exchange Commission on December 12, 1997. As used in this report, the terms "we," "us," "our" and "ASM International" mean ASM International N.V. and its subsidiaries, unless the context indicates otherwise. Since we are a Netherlands company, the par value of our common shares is expressed in Netherlands guilders, or "Nlg."

GENERAL

Our Articles of Association were last amended by a notarial deed, executed by a deputy of H.B.H. Kraak, civil law notary, practicing in Amsterdam, on July 28, 1997, pursuant to a resolution of our general meeting of shareholders approved on May 28, 1997. The statement of no-objection of the Ministry of Justice on the proposed amendments to the Articles of Association was issued by the Ministry of Justice under no. N.V. 97.183.

SHARES

Our total authorized share capital consists of 60,000,000 common shares, Nlg.
0.01 par value per share, 6,900 preferred shares, Nlg. 100 par value per share, and 900 financing preferred shares, Nlg. 100 par value per share, of which 42,220,979 common shares and no preferred or financing preferred shares were outstanding on February 29, 2000. There are currently no preferred or financing preferred shares issued. All shares have one vote per Nlg. 0.01 par value, except for shares we or our subsidiaries own, which have no voting rights. Common shares and financing preferred shares are issued only upon full payment for the shares.

Preferred shares may be issued against partial payment of at least 25% of par value, subject to our right to demand payment of the remaining par value. Our management board must follow special rules established in our Articles of Association to issue and grant the right to subscribe for or to repurchase preferred shares. Generally, these rules require that, if the management board has been authorized by the general meeting of shareholders to issue shares, subject to the approval of the supervisory board, and the management board issues preferred shares, it must call a shareholder meeting within four weeks after the issuance to explain the motives for issuing preferred shares, unless the motives were given at a prior shareholders' meeting. However, the management board must receive prior consent of shareholders for any issuance of preferred shares in the aggregate in excess of 100% of the aggregate par value of issued common shares. In addition, if the management board has issued preferred shares without the prior consent of the general meeting of shareholders, it must convene a meeting within two years for the shareholders to act upon a proposal to repurchase or cancel the preferred shares. If not accepted by the shareholders, this proposal must be submitted to the shareholders every two years thereafter.

Pursuant to the procedure in the Articles of Association, the management board provided the shareholders during the annual general meeting of shareholders held on May 28, 1997 with information regarding our grant to Stichting Continuiteit ASM, or Stichting, of a right to acquire preferred shares having a maximum aggregate par value of 50% of the aggregate par value of all common shares outstanding as of the date of exercise of such right. The object of Stichting is to own and vote our preferred shares in order to maintain our continuity. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. In accordance with the applicable regulations of the AEX-Stock Exchange in Amsterdam, Stichting is managed by majority vote of a five-person board, not more than two of which (Directors A) may be officers of ASM International and at least three of which (Directors B) must be independent from ASM International. Directors A are appointed by our management board, subject to approval of our supervisory board, from among our management and supervisory boards. Directors B must be independent from us and are appointed by the board of Stichting, subject to approval of our management board with the consent of our supervisory board.

Financing preferred shares are designed to allow us to finance equity with an instrument paying a dividend linked to government bonds without the dilutive effects of issuing additional common shares. As of the date of this prospectus we anticipate that these shares will be issued, if at all, primarily to eligible corporate investors interested in the Netherlands participation exemption. The exemption allows certain corporate investors who own 5% or more of our capital to receive dividends and capital gains exempt from Netherlands corporate tax.



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Preferred and financing preferred shares are issued in registered form only and are subject to transfer restrictions. Essentially, a preferred or financing preferred shareholder must obtain the approval of our supervisory board to transfer shares. If the approval is denied, the supervisory board will provide a list of acceptable prospective buyers who are willing to purchase the shares at a cash price to be fixed by consent of the supervisory board and seller within two months after the approval is denied. If the transfer is approved, the shareholder must complete the transfer within three months, at which time the approval expires.

The issuance of preferred and financing preferred shares may have the effect of delaying, deferring or preventing a change in control of ASM International without further action by the shareholders, may discourage bids for our common shares at a premium over the market price of the common shares and may adversely affect the market price and voting or other rights of the holders of common shares. At present, we have no plans to issue any of the preferred or financing preferred shares.

DIVIDENDS

Dividends may be paid out of annual profits shown on our annual accounts, as adopted by our general meeting of shareholders, and/or out of existing reserves that are distributable in accordance with Netherlands law. At its discretion, however, subject to statutory provisions, our management board may, with prior approval of our supervisory board, distribute, in either stock or in cash, one or more interim dividends on shares before the annual accounts for any fiscal year have been adopted by the general meeting of shareholders, but only to the extent of our profits. Dividends may only be paid to the extent that our shareholders equity exceeds the amount of the paid up portion of our share capital, and also the portion of our share capital that has been called for payment by our management board, plus the reserves that may not be distributed. We have not previously paid dividends on our common shares. We intend to retain any earnings for use in the business and therefore do not anticipate paying any cash dividends on common shares in the foreseeable future.

Distributions and dividends must be made within 14 days of the date we declare the distribution or dividend and, when certificates for the relevant shares have been issued, will be paid in the currency used in the country where our shares with our consent are traded on a stock exchange. The right to any dividends and cash distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available and thereafter revert back to us.

Preferred shareholders, if any, will have a preferred right to any distribution from our profits over the other classes of shares. If we had a net loss for the year, the distribution on the preferred shares would be charged to the reserves.

After any distribution to preferred shareholders, we may pay a dividend to the financing preferred shareholders, if any. If the profits are insufficient to cover the dividend, we may charge the reserves. Such dividend shall be equal to a percentage of the par value of the financing preferred shares plus any premium paid at subscription for those shares. The percentage shall be related to the average effective return on Dutch government bonds with a weighted average remaining life of no more than ten years, as determined by our management board with approval of the supervisory board, which percentage shall be calculated as provided in our Articles of Association and increased or decreased by no more than three percent. After the life of the government bonds as aforesaid expires, the financing preferred dividend will be based on the current average effective return of government bonds of a weighted average remaining life of no more than ten years. If we withdraw or repurchase the financing preferred shares, we will make any distribution to the previous shareholders calculated on a pro-rata basis from the time of the last distribution.

Dividends on outstanding preferred shares and on outstanding financing preferred shares are cumulative to the effect that if in any year no dividend is paid on preferred shares, the dividend must be paid in the following year before any dividends are paid on financing preferred shares or common shares. In addition, if in any year no dividend is paid on financing preferred shares, the dividend must be paid in the following year after the dividend on preferred shares but before the dividend on common shares. There are no preferred shares and no financing preferred shares currently outstanding.

After any distributions have been made to any preferred or financing preferred shareholders, our management board, with the approval of the supervisory board, may set aside part of the profits as reserves. Any amounts remaining


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thereafter are at the disposal of the general meeting of shareholders. These distributions on common shares may be made in cash, common shares, or a combination of both.

SHAREHOLDER POWERS

Appointment of Supervisory Board and Management Board. Our supervisory board and management board are appointed by the general meeting of shareholders from a binding nomination prepared by the supervisory board, which has at least two candidates for each vacancy. The general meeting of shareholders must follow the nomination by the supervisory board but may appoint another candidate of its choosing, provided that such other candidate is chosen by a shareholders' resolution adopted by a two-thirds majority of the votes cast, representing more than 50% of our issued share capital. The term of office of each member of the supervisory board is generally four years but can be shorter, and expires in the year he or she attains the age of 72. Members of the supervisory board can be re-elected twice. There is no term limitation for management board members.

Shareholders do not have cumulative voting rights. This means the shareholders controlling more than 50 percent of the voting power represented in person or by proxy and voting on the issue of election of directors at a general meeting have the power to elect all the directors, subject to the binding nomination rights of the supervisory board.

General Meetings of Shareholders. We hold our general meetings of shareholders at least once a year, not later than six months after the end of the fiscal year. Although we are exempt from certain of the Securities and Exchange Commission's proxy rules under the Securities Exchange Act of 1934, as amended, we solicit proxies from our United States shareholders in connection with shareholder meetings.

Other general meetings of shareholders are held as often as deemed necessary by the supervisory board or the management board or if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the issued share capital make a written request to that effect to the supervisory board or the management board specifying in detail the business to be dealt with.

Meetings of holders of preferred and financing preferred shares may be held at their discretion or as called by the management or supervisory boards. These meetings permit the class of shareholders to decide issues that do not involve the other classes. Unanimous approval of all such shareholders is required at meetings for which prior notice of the time, place, and subjects to be discussed has not been given. Preferred and financing preferred shareholders may also take action without a meeting by unanimous written consent in favor of a proposal, if the management and supervisory boards have been given the opportunity to give advice about the proposal. Common shareholders may not act without a meeting.

Actions at our shareholders' meetings may generally be taken by affirmative vote of the majority of the shareholders present in person or by proxy. In general, our Articles of Association do not require a minimum quorum to conduct business at our shareholders' meeting. Certain actions, however, such as dismissal of a member of the management board or the supervisory board, may only be taken by affirmative vote of at least two thirds of the votes cast, which majority must represent in the aggregate at least half of the issued share capital, unless the dismissal has been proposed by the supervisory board. Also, certain actions, such as an amendment to the Articles of Association or dissolution of ASM International, may only be taken upon a proposal by the management board and the supervisory board.

In the case of a vote to appoint a person to office, the Articles of Association provide for a second ballot if no nominee receives a majority of the votes. If no nominee receives a majority on the second ballot, the Articles provide a procedure for a run-off ballot. If no decision is reached because the same number of votes is cast on the run-off ballot, the appointment is decided by drawing lots. In the case of a tie on subjects other than appointments, the proposal will be rejected.

Shareholders have the power to reduce the outstanding capital by cancelling shares or by reducing the par value of the shares in an amendment to the Articles of Association. If the reduction of capital would impair a group or class of shareholders, the decision thereto also requires such approval from that impaired group. If less than half of the issued shares are represented at a shareholder meeting, adoption of such a decision requires approval of two-thirds of the relevant votes cast.


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ADOPTION OF ANNUAL ACCOUNTS

Our auditors must be appointed by the general meeting of shareholders. After appointment, the auditors report to the supervisory board and the management board; however, the balance sheet, the income statement and the notes thereto are subject to revisions and final adoption by the shareholders.

Annually, our consolidated statutory accounts are submitted to the general meeting of shareholders for adoption. Our Articles of Association provide that the shareholders' adoption of our annual accounts discharges the management board and the supervisory board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective as to matters not disclosed to the shareholders.

LIQUIDATION RIGHTS

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed first to the preferred shareholders and then to the financing preferred shareholders to the extent of the amount paid for such shares, if any. Holders of common shares are entitled to receive, in the event of our liquidation, prorated distributions of assets after satisfaction of liabilities to creditors and preferred and financing preferred shareholders.

ISSUES OF SHARES; PREEMPTIVE RIGHTS

Our management board has the power to issue, set the price and determine other conditions to the issuance of common, preferred and financing preferred shares if and to the extent that it has been authorized for this purpose by the general meeting of shareholders. The class of shares that will be affected negatively by a shareholder resolution to issue shares or a shareholder resolution to give our management board the power to issue shares must approve such a resolution. A resolution authorizing the management board to issue, set the price and determine other conditions of the issuance of shares was approved at the 1999 annual general meeting of shareholders for a period of three years beginning June 16, 1999. The management board, however, can only authorize an issuance, including the price and other conditions thereof, with the approval of the supervisory board.

Common and financing preferred shareholders have a pro rata preemptive right to any newly issued common shares and financing preferred shares and any rights or options to acquire such shares in proportion to the shareholders' percentage ownership, unless issued for a contribution other than cash or in the case of common shares issued to our employees or our affiliates' employees. The management board has been authorized for a period of three years beginning June 16, 1999 to limit or exclude such pre-emptive rights.

The preemptive rights described above apply to the issuances of rights to subscribe for common shares and financing preferred shares.

There are no conversion rights or sinking fund provisions with respect to our shares.

REPURCHASE AND CANCELLATION OF SHARES

We may repurchase our shares, subject to compliance with certain Netherlands law requirements, and provided the aggregate par value of the shares we acquire, hold or hold in pledge and which are held by subsidiaries at any one time amounts to no more than one-tenth of our issued share capital. Shares we own are not counted in any vote of the shareholders. Any resolution to repurchase our shares must be adopted by the management board, which must be authorized by the general meeting of shareholders. On June 16, 1999, the general meeting of shareholders authorized the management board, for a period of eighteen months to repurchase up to 10% of our issued share capital. We may resell shares we have purchased, subject to approval of the supervisory board

LIMITATIONS ON RIGHT TO HOLD OR VOTE THE COMMON SHARES

There are currently no limitations imposed by Netherlands law or by our Articles of Association on the right of non-resident owners to own, hold or vote the common shares.


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TRANSFER AGENT AND REGISTRAR

Of our 42,220,979 common shares outstanding as of February 29, 2000, 8,317,039 shares are registered with us in the Netherlands, 11,530,722 shares are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V., and 22,373,218 shares are registered with our transfer agent in the United States, Citibank N.A., New York. The common shares registered in the United States are quoted on the Nasdaq National Market under the symbol ASMI. Since December 11, 1996, our common shares also are traded on the AEX-Stock Exchange in Amsterdam under the symbol ASMI.

In the Netherlands, our common shares can be issued as either bearer shares or registered shares at the option of the shareholder. Financing preferred shares and preferred shares must be registered shares. Only shares registered in the United States may be traded on Nasdaq and only bearer shares may be traded on the AEX-Stock Exchange.

Registered shares in the United States are recorded in book-entry form. Registered shares may be evidenced by certificates, but only if the relevant stock exchange upon which the shares are traded requires the issuance of a share certificate. Bearer shares are represented by certificates printed in Dutch with a dividend sheet attached without separate dividend coupons and talon. These certificates are known as CF-certificates and are available in denominations of 1, 10, 100, 10,000 and 100,000 common shares. The CF-certificates must remain deposited with an authorized custodian as referred to in the Dutch 'Centrum voor Fondsenadministratie' rules and may only be transferred through the book-entry transfer systems maintained by Netherlands Centraal Instituut voor Giraal Effectenverkeer, or NECIGEF, Euroclear or Cedel Bank, S.A.

The transfer of registered shares requires the written acknowledgment of the transfer from us, except when we are a party to the transfer or, in the case of registered shares in the United States, the acknowledgment of the United States transfer agent Citibank N.A., New York.

Bearer shares may be converted into registered shares, and vice versa at the request of the holder, subject to the rules and regulations to be set by our management board. A holder may convert bearer shares to registered shares by providing a written request and surrendering the bearer shares at the principal office of ABN AMRO Bank N.V., Herengracht 595, 1017 CE Amsterdam, the Netherlands. ABN AMRO Bank, N.V. will instruct Citibank N.A., New York to issue the former bearer shares as registered shares and to deliver the corresponding share certificates. Similarly, a holder may convert registered shares to bearer shares by presenting a written request and surrendering the registered shares to Citibank N.A., New York. Registered shares registered in the United States may also be exchanged into shares in registered form registered with us and vice versa. A fee will be charged to shareholders for the exchange of registered shares for bearer shares, and for the reverse.

EUROCLEAR AND CEDEL

Euroclear eligible shares are freely transferable in Euroclear. Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system holds securities on behalf of participants of Euroclear. All participants of Euroclear are banks, broker-dealers and other financial institutions. The operator has information about the positions held by the various participants; however, it has no knowledge of, or information on, the beneficial holders or owners of the securities in question. Under the general principles of the Belgian Banking Secrecy rules, the operator may not disclose any information about a participant's account or positions in such account without having first obtained the participant's prior written authorization. Euroclear participants are not likely to authorize disclosure of such information. Therefore, no ownership nor any transfer restrictions will be monitored by the operator.

Cedel eligible securities are freely transferable in Cedel. Cedel holds securities on behalf of customers of Cedel. All customers of Cedel are banks, broker-dealers and other financial institutions. Cedel has information about the positions held by the various customers; however, it has no knowledge of, or information on, the beneficial holders or owners of the securities in question. Under general principles of Luxembourg Banking Secrecy Law, Cedel may not disclose any information about a customer's account or positions in such account without having first obtained such customer's prior written authorization. Cedel customers are not likely to authorize disclosure of such information. Therefore, no ownership nor any transfer restrictions will be monitored by Cedel.


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OBLIGATIONS OF SHAREHOLDERS TO DISCLOSE HOLDINGS

OBLIGATION OF SHAREHOLDERS TO DISCLOSE MAJOR HOLDINGS AND TRANSACTIONS

Under the 1996 Disclosure of Holdings Act (Wet melding zeggenschap 1996) any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give a written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges referred to in the 1996 Disclosure of Holdings Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3. New regulations under the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) regarding insider trading provide, among other things, for an additional notification duty for shareholders holding, directly or indirectly, an interest in more than 25% of the capital in a listed company. Such shareholders are obliged to notify the Securities Board of the Netherlands of any and all transactions they enter into with respect to securities of a company in which they hold an interest of more than 25%.
If a shareholder with more than a 25% interest is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

Notification in writing under the 1996 Disclosure of Holdings Act must be given to us and the Securities Board of the Netherlands (Stichting Toezicht Effectenverkeer), which will disclose the information as notified to the public by publication in a newspaper distributed throughout the member state or states of the European Economic Area in which we are officially listed on a stock exchange.

Non-compliance with the obligations of the 1996 Disclosure of Holdings Act constitutes an economic offense, and may result in civil penalties including suspension of voting rights and administrative penalties.

SUMMARY OF NETHERLANDS TAX PROVISIONS APPLICABLE TO UNITED STATES SECURITY
HOLDERS

The following statements below represent a brief summary of the current Netherlands tax laws, based on the law as in force at December 31, 1999. The description is limited to the tax implications for a shareholder who is, or is deemed to be, a resident of the United States and not the Netherlands for purposes of the relevant tax codes. The description does not address residents of other countries or special rules that may apply to special classes of holders of shares and is not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each shareholder should consult his own tax counsel.

Withholding Tax

In general, a dividend distributed by a company resident in the Netherlands is subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, constructive dividends, repayment of paid-in capital not recognized for Netherlands tax purposes and liquidation proceeds in excess of paid-in capital recognized for Netherlands tax purposes. Share dividends paid out of our paid-in-share premium, recognized as capital for Netherlands tax purposes, are not subject to the above withholding tax.

Any individual or corporation or any entity for Netherlands tax purposes, which holds common shares and does not reside and is not deemed to reside in the Netherlands, owning, or deemed to own, common shares may be eligible for a partial or complete exemption from or a refund of the above withholding tax under a tax convention that is in effect between the country of residence of such individual or corporation and the Netherlands. The Netherlands has concluded such tax conventions with several countries, including the United States, Canada, Switzerland, Japan, all European Union member states, except Portugal, and many other countries. For residents of the Netherlands Antilles and Aruba, the tax arrangements of the Kingdom of the Netherlands may be applicable.

Under the Tax Convention of December 18, 1992 concluded between the Netherlands and the United States, or the U.S. Tax Treaty, dividends paid by us to a resident of the United States, other than an exempt organization or exempt pension trust, as discussed below, are generally eligible for a reduction of the 25% Netherlands withholding

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tax to 15%, or to 5% in the case of certain U.S. corporate shareholders owning at least 10% of the voting power, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable. The U.S. Tax Treaty provides for a complete exemption from Netherlands withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, such reduced dividend withholding rate, or exemption from withholding for exempt pension trusts, can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

A person may not claim the benefits of the U.S. Tax Treaty unless (i) he or she is a resident of the United States as defined therein and (ii) such person's entitlement to such benefits is not limited by the provisions of Article 26 ("limitation on benefits") of the U.S. Tax Treaty.

No withholding tax applies to the sale or disposition of common shares to persons other than us or our affiliates, as defined for purposes of Netherlands tax law.

Income Tax and Corporation Income Tax on Dividends

In the case of common shares held by a Netherlands-resident entity, any gains derived from the transfer of common shares are subject to Netherlands corporation tax, unless the entity in question qualifies for the participation exemption. A non-resident individual or corporate shareholder will not be subject to Netherlands income tax with respect to dividends distributed by us on the or with respect to capital gains derived from the sale or disposition of our common shares, provided that:

    (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

    (b) the non-resident shareholder does not have a direct or indirect substantial or deemed substantial interest in our share capital as defined in the Netherlands tax code or, in the event the shareholder does have such a substantial interest, such interest is a business asset; and

    (c) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the common shares are attributable.

In general terms, a substantial interest in our share capital does not exist if the shareholder alone or together with certain relatives does not own, and has not owned in the preceding five years, 5% or more of the aggregate paid-in capital or of the paid-in capital of any class of our shares.

Net Wealth Tax

Corporations and other entities are not subject to wealth tax.

In general, an individual shareholder will be liable for 0.7% Netherlands wealth tax regarding the common shares. A tax free threshold applies. Corporate shareholders are not subject to Netherlands net wealth tax. A non-resident individual shareholder is not subject to Netherlands net wealth tax with respect to the common shares, provided that:

    (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable; and

    (b) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the common shares are attributable.

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Gift and Inheritance Tax

In principle, liability for Netherlands gift tax or inheritance tax arises in respect of any gifts of common shares by, or inheritance of common shares from any person who resides at the time of the gift or death in the Netherlands.

A gift or inheritance of common shares from a non-resident shareholder will not be subject to Netherlands gift and inheritance tax, provided that;

    (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

    (b) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract, the common shares being attributable to that enterprise; and

    (c) the non-resident shareholder makes a gift of shares and dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands at the moment of his death.

For the purposes of Netherlands gift and inheritance tax, a Netherlands national is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the date of the gift or death, as the case may be. In addition, for the purposes of Netherlands gift tax, a person not possessing Netherlands nationality is also deemed to be a Netherlands resident, irrespective of his nationality, if he was a Netherlands resident therein at any time in the twelve months preceding the time on which the gift was made.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ASM INTERNATIONAL N.V.



Date:  March 14, 2000                   By:   /s/ Arthur H. del Prado
                                              ----------------------------------
                                                  Arthur H. del Prado
                                                  President and CEO






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